LEADING INDEPENDENT PROXY ADVISORY FIRMS RECOMMEND PRIMERO SHAREHOLDERS VOTE IN FAVOUR OF PROPOSED ARRANGEMENT

Toronto, Ontario, February 28, 2018 - Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) announced today that Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”), two leading proxy advisory firms, have recommended that Primero shareholders vote FOR the plan of arrangement (the “Transaction”) whereby First Majestic Silver Corp. (“First Majestic”) will acquire all of the issued and outstanding common shares of Primero, at their special meeting of shareholders to be held on March 13, 2018.

ISS and Glass Lewis cited the sound strategic and financial rationale in recommending Primero shareholders vote in favour of the Transaction.

Attention Primero Shareholders

Primero shareholders are reminded to vote their proxy before 9:00 a.m. (Eastern time), on Friday, March 9, 2018. Primero’s board of directors has unanimously recommended that their shareholders vote IN FAVOUR of the proposed Transaction.

For more information and assistance in voting your proxy, please contact Laurel Hill Advisory Group, at:

  North America toll-free: 1-877-452-7184

  Local and international: 416-304-0211

  Email: assistance@laurelhill.com

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico. Primero’s website is www.primeromining.com.

For further information, please contact:

Investor Relations
Tel: (416) 814-3160
info@primeromining.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information under applicable Canadian securities laws (“forward looking statements”), which may include, without limitation, the current expectations of management of Primero, ISS and Glass Lewis regarding the Transaction and its consummation, including whether conditions to the consummation of the Transaction will be satisfied, the timing for the special meeting, the final approval of the Transaction from the Supreme Court of British Columbia and the timing for completing the Transaction. The forward-looking statements are based on the beliefs of management and reflect Primero’s current expectations. When used in this news release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “will” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current view of Primero. Completion of the Transaction is subject to a number of conditions which are typical for transactions of this nature. Failure to satisfy any of these conditions, the emergence of a superior proposal or the failure to obtain the approval of the shareholders of Primero, as well as court approval, may result in the termination of the Transaction.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and Primero undertakes no obligation to update forward-looking statements (unless required by law) if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Primero has also assumed that the material factors and assumptions will not cause any forward-looking statements to differ materially from actual results or events. However, the list of these factors and assumptions is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.